Filed by Viisage Technology, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed
filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934, as amended
Subject Company: Identix Incorporated
Subject Company’s Exchange Act
File No. 01-09641
Additional Information and Where to Find It
Investors and security holders of both Identix and Viisage are advised to read the joint proxy statement/prospectus regarding the business combination transaction referred to in the material below, when it becomes available, because it will contain important information. Identix and Viisage expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. This joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by the companies at the Securities and Exchange Commission’s web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Identix or Viisage by directing such requests to the companies.
Participants In Solicitation
               Viisage, Identix and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Viisage’s participants is set forth in the proxy statement dated, November 21, 2005, for Viisage’s special meeting of shareholders held on December 16, 2005 as filed with the SEC on Schedule 14A. Information concerning Identix’ participants is set forth in the proxy statement, dated October 6, 2005, for Identix’ 2005 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Viisage and Identix in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.
The management of Viisage, Identix, and L-1 Investment Partners hosted a conference call with the investment community to discuss Viisage/Identix merger at 9:00 a.m. ET on Thursday, January 12, 2006.
Following is the PowerPoint presentation used for Viisage/Identix Merger Announcement Conference Call.

-and- A Combination to Build Identity Technologies for Tomorrow 7855177 Robert V. LaPenta Founder L-1 Investment Partners Dr. Joseph P. Atick Chief Executive Officer Identix Bernard C. Bailey Chief Executive Officer Viisage

Safe Harbor Statement The statements contained in this presentation, which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on Viisage's and Identix' current expectations and beliefs and are subject to a number of risks and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward- looking statements. Examples of such forward looking statements include Identix' belief that the merger will be completed, Viisage is an excellent fit with Identix, the merger of Identix and Viisage will strengthen the combined company's activities, and that the merger will add a base of new customers and expand the scope of the combined company's products. These statements are subject to uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include, among others, the following risks: that the merger will not close, that the regulatory or shareholders approval will not be obtained, that the closing will be delayed, that customers and partners will not react favorably to the merger, integration risks, the risk that the combined companies may be unable to achieve cost-cutting synergies, and other risks described in Identix' and Viisage's Securities and Exchange Commission filings, including the Registration Statement on Form S-4 to be filed with the SEC in connection with the transaction, Identix' Annual Report on Form 10-K for the year ended June 30, 2005 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Viisage's Annual Report on Form 10-K for the year ended December 31, 2004 and its Quarterly Reports on Form 10-Q for the quarters ended April 3, 2005, July 3, 2005 and October 2, 2005 under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Neither Identix nor Viisage undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this presentation.

Transaction Summary Structure: Stock-for-Stock Merger Consideration: 0.473x Shares of Viisage Common Stock for Each Identix Share Ownership: 41% Viisage/59% Identix Implied Transaction Value: $770 Million Initial Board Composition: 12 Members; 7 Viisage/5 Identix

Transaction Summary Corporate Headquarters: Stamford, Connecticut Senior Management: Robert V. LaPenta: Chairman & CEO Dr. Joseph P. Atick: Vice Chairman & Chief Strategic Officer Bernard C. Bailey: President, Secure Documents Division Required Approvals: Approval of Viisage and Identix Shareholders Hart-Scott-Rodino Review Expected Closing: Second Quarter 2006

Combination Rationale Large, High Growth Addressable Market World Class Technology Comprehensive Product Suite True Multi-Modal Solutions Capability Strong IP Portfolio and Large Proprietary Databases Significant Installed Base Substantial Scale and Enhanced Financial Flexibility Pro Forma CY 2006E Revenues of Approximately $220 Million and EBITDA of at Least $40 Million Including Synergies Proven, Results Oriented Senior Management Combination Creates a Solid Platform to Build the Biometrics Identity Solutions Industry Leader

Market Opportunity Voice Verification 6% Signature Verification 2% Non-AFIS 26% AFIS 35% Facial Recognition 17% Eye Scan 10% Hand Geometry 4% Combined Company Biometric Industry Revenue Forecasts Source: Frost & Sullivan Percent of Revenue by Segment (2008) Combined Capabilities Address 78% of the Projected Biometric Market '04-'08 CAGR: Global = 32.5% US = 28.1%

Key Market Drivers The Market for Identity Solutions is Poised for Expansion Western Hemisphere Travel Initiative Passport requirement for travel to Canada, Mexico & Caribbean Intelligence Reform Act Strengthens Visa & Passport requirements, biometrics in aviation security, document authentication REAL ID Act Increasing the standards for state drivers' licenses & identity proofing Information-sharing initiatives HSPD-12 FIPS 201 Driving U.S. federal government agencies towards an interoperable, standard government ID credential standard for production starting by 2006 Visa Waiver Program 27 Visa-Waiver countries have ePassports to enter the United States Accelerates the adoption of "smart" documents, biometrics & the use of advanced technologies in border crossing USA Patriot Act International Standards Organizations like ICAO & NIST have been driving standards for biometrics, smart cards, ePassport & other advanced technologies U.S. Government & International Regulation Identity Programs DoD CAC (Common Access Card) Program has influenced NIST standards for common federal ID document (HSPD-12) CAC will remain the largest smart-card deployment in the U.S. federal government US-VISIT New identity technologies & processes will continue to be tested as program expands Registered Traveler New airport driven effort, consortium of 60 Airports, AAAE, service providers & TSA (RITC) TWIC-Transportation Workers Identification Credential First Responder Credentialing DHS leading initiative to develop credential for First responders Individual states moving forward as well AAMVA OVD & DLA initiatives are gaining traction & will be accelerated by REAL ID Foreign governments moving to implement programs Identity solutions-UAE, Oman Biometric National ID in UK by 2008 Border authentication in Australia

Near-Term Revenue Opportunities Commercial Markets Worldwide Border Management Programs U.S. Passports US-VISIT Global Initiatives e-passports, e-borders Criminal Identification Face Recognition, Information Sharing and Mobile Identification Civil Identification Border Management Financial Institutions Health Care Real ID Act First Responder Credentialing Transportation Worker Identification Credential (TWIC) Registered Traveler HSPD-12/FIPS-201 Criminal Backgrounds Hazmat ID, etc. International IDs $1B $250-500M $250M $200M $500M $2B $2-5B $1-2B $2-5B $1-2B $200M $500M-1B $5-10B

identix

Complementary Capabilities

ViiSAGE

Viisage
Advanced Secure Credentialing

Credentialing Products and Services
- Document Authentication Systems
- Integrated Identity Evaluation and Proofing Software and Databases
- Document Production (Passport/License)
- Extensive Installed Base

Biometric Applications
- Face Recognition Systems
- Access Control
- Realtime Surveillance

Fingerprint Capture Systems and Services

Identix
Best-of-Breed Biometric Technologies

Biometric Recognition Technologies
- Facial Geometry
- Skin Texture Analysis
- Finger Print Geometry
- Topological Matching Technology

ABIS/AFIS Capability

Imaging Technology
- Fingerprint Capture Systems

Fingerprint Services Business

Complete End-to-End Multi-Modal Solution

Registration
Authentication/Access
Knowledge Discovery
Credentialing
Screening/Detection
Reputation Tracking

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Competitive Landscape The New Company Has Unique End-to-End Capability Viisage/Identix Cogent Cognitec CrossMatch NEC Printrak (MOT) Saflink Sagem (Safran) Strong Presence Limited Presence No Presence Company Live Scan Full Hand MobileID Biometric Data-Mining Facial Recognition Credentialing (Pay-by-Click) ABIS/ AFIS

Pro Forma Financials Revenue Viisage Identix Total EBITDA(2) Viisage Identix Total % Margin (1) Based on estimated combined full year 2006 pro forma results for both companies. (2) Excludes synergies, operating efficiencies and transaction related adjustments. Numbers may not add due to rounding. LTM 9/30/05 $70.3 79.9 $150.2 $7.0 (6.4) $0.6 0.4% CY 2006E(1) $110.0 113.8 $223.8 $14.6 17.5 $32.0 14.3%

Summary Large, Fast-Growing, Global Target Market Capabilities to Address 78% of the Potential Biometric Market Only Player with "End-to-End" Product Capabilities Robust, Flexible Technology Platform Experienced, Proven Management Team Substantial Revenue and Cost Synergies Enhanced Financial Firepower with Strong Recurring Revenue Stream